FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the Month of August, 2006
Commission File Number 333-8880
MEXICAN SATELLITES, a Mexican Company of Variable Capital
(Translation of registrant’s name into English)
SATÉLITES MEXICANOS, S.A. DE C.V.
Rodolfo Gaona #86
Col. Lomas de Sotelo
11200, Mexico, D.F.
Mexico
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ___

Press Release Announcing Filing of Chapter 11 in the United States
On August 11, 2006, Satélites Mexicanos, S.A. de C.V. (the “Company” or “Satmex”) made a public announcement in Mexico that it has filed a voluntary petition under chapter 11 of the U.S. Bankruptcy Code. The plan of reorganization consists of a pre-negotiated bankruptcy plan, agreed to in the course of the Mexican bankruptcy proceeding and previously announced by the Company. The press release regarding this announcement is attached hereto as Exhibit 99.1.
First Amendment to Restructuring Agreement and Unaudited Financial Statements
As of July 28, 2006, the Company entered into an amendment to the restructuring agreement by and among Satmex, Servicios Corporativos Satelitales, S.A. de C.V., Supporting Equity Holders (as defined therein), Supporting FRN Holders (as defined therein) and Supporting Noteholders (as defined therein) dated March 31, 2006. This amendment is attached hereto as Exhibit 99.2. In addition, the Company’s unaudited financial statements dated June 30, 2006 are attached hereto as Exhibit 99.3.
Exhibit No. 99.1 Press Release of Satmex, “Satmex Files Pre-Arranged Chapter 11 Plan to Implement Consensual Restructuring in U.S. Bankruptcy Court,” released August 11, 2006 to press outlets.
Exhibit No. 99.2 First Amendment to the Restructuring Agreement.
Exhibit No. 99.3 Unaudited Financial Statements dated June 30, 2006.
Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SATÉLITES MEXICANOS, S.A. DE C.V.
(Registrant)

Date: August 14, 2006	By:	/S/ Cynthia Pelini

Cynthia Pelini
Chief Financial Officer